ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 25, 2016	Jeremy C. Smith
T.(212) 596-9858
F.(646) 728-1643
jeremy.smith@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Samantha Brutlag

Re:	Ashmore Funds

File Nos. 333-169226; 811-22468

Dear Ms. Brutlag:

I am writing on behalf of Ashmore Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 29 (the “Amendment”) to the Trust’s registration statement on Form N-1A (the “Registration Statement”), which you provided via telephone on February 4, 2016. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on December 23, 2015 to update the disclosure regarding Ashmore Emerging Markets Hard Currency Debt Fund (the “Fund”). Summaries of the Staff’s comments and the Trust’s responses are set forth below. These responses will be reflected, to the extent applicable, in a Post-Effective Amendment to the Trust’s Registration Statement, which will be filed on or about February 25, 2016 pursuant to Rule 485(b) under the Securities Act. Capitalized terms that are used and not otherwise defined herein shall have the meaning assigned to them in the Trust’s Registration Statement.

In connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that in connection with the comments made by the Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the Staff’s comments do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the Staff’s comments as an affirmative defense in any action or proceeding by the Commission or any person.

Prospectus

1.	Comment: Please confirm supplementally that the contractual expense limitation agreements disclosed in the Registration Statement will remain in effect for at least one year following the effective date of the prospectus.

Response: The Trust confirms that the expense limitation agreements will be in place at least one year from the effective date of the prospectus unless terminated earlier by the Funds’ Board of Trustees.

2.	Comment: Please confirm supplementally that the Trust will provide updated fee tables and expense examples to the Staff prior to effectiveness of the Registration Statement.

Response: The Trust confirms that it will provide updated fee tables and expense examples to the Staff prior to effectiveness of the Registration Statement.

3.	Comment: The Staff believes that the notional value of derivative positions should not be considered when determining a registered investment company’s compliance with any policies adopted in accordance with Rule 35d-1 (an “80% Policy”). Please state how you intend to value derivative positions for purposes of the Fund’s 80% Policy.

Response:

The Fund will include derivatives exposures for purposes of determining compliance with the Fund’s 80% test if and to the extent they provide, in the manager’s judgment, investment exposures comparable to those that would be provided by cash-market investments that would be appropriate to meet the test. Although the Fund does not presently use the notional values of derivatives for purposes of the Fund’s 80% test, the Fund reserves the right to do so in the future in appropriate circumstances.

4.	Comment: If the “Small and Mid-Sized Companies Risk” is a principal risk of the Fund, please describe that risk in the Principal Investment Strategies for the Fund.

Response: The second paragraph of the Fund’s principal investment strategies has been revised as follows in response to the comment:

The Fund may invest in debt instruments of all types and denominated in any Hard Currency (i.e., the U.S. dollar or any currency of a nation in the G-7) whether subordinated or unsubordinated, secured or unsecured, quoted or unquoted, rated or unrated, or floating rate or fixed rate. These may include, without limitation, bonds, debentures, notes, convertible securities, commercial paper, loans and related assignments and participations, bank certificates of deposit, fixed time deposits, bankers’ acceptances, and money market instruments, including money market funds denominated in U.S. dollars or other Hard Currencies. The Fund may invest in obligations of any credit quality, and may invest without limit in debt securities that are of below investment grade quality (i.e., “junk bonds”). The Fund may invest in the debt instruments of small and mid-sized corporate issuers.

5.	Comment: Please confirm supplementally that the Trust will provide updated Performance Information of the Fund prior to the effective date of the Registration Statement.

Response: The Trust hereby confirms that the Fund’s Registration Statement will include updated Performance Information prior to its effective date.

6.	Comment: The “Principal Investment Strategies” section describes the effect of interest rates on the prices of debt obligations, and provides that the Fund normally seeks to maintain a weighted average portfolio duration of between 4 and 10 years. Please provide a duration example describing the likely effect on the value of the Fund’s debt obligations resulting from an increase in interest rates.

Response: The requested change has been made. The Trust has revised the Fund’s relevant disclosure as follows (see underlined text):

“The Fund normally seeks to maintain a weighted average portfolio duration of between 4 and 10 years. Duration is a measure of the expected life of a debt instrument that is used to determine the sensitivity of a security’s price to changes in interest rates. For example, the value of a portfolio of debt securities with an average duration of ten years would generally be expected to decline by approximately 10% if interest rates rose by one percentage point.”

7.	Comment: In the Fund’s “Principal Investment Strategies,” please expand the disclosure related to the Fund’s investments in derivatives. Specifically, please describe (1) the types of derivatives in which the Fund may invest; (2) the specific purpose for using such derivatives; and (3) the extent to which such derivatives will be utilized. Please consult the SEC Letter to the Investment Company Institute dated July 30, 2010.

Response: The Trust has reviewed its existing disclosure against the referenced guidance and respectfully submits that the existing disclosure conforms to the guidance appropriate. Accordingly, the Trust respectfully declines to make any changes to the disclosure at this time.

8.	Comment: Please confirm that the Fund will segregate the full notional amount to cover its obligations when it sells a credit default swap. If the Fund will purchase a credit default swap, please disclose that it will segregate the value of the amount of the premium payment owed plus any prepayment penalty.

Response: The Fund intends to segregate assets with respect to its derivatives positions in a manner it determines to be appropriate in light of Securities Trading Practices of

Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979), the Staff’s related no-action letters and other published Staff interpretative materials. The Fund confirms, however, that its historical segregation practices have been consistent with that outlined in the Staff’s comment.

9.	Comment: Under “Summary of Principal Risks” section of the prospectus, please disclose, either in narrative or tabular form, which risks correspond to the applicable funds.

Response: In response to this comment, the Trust’s “Summary of Principal Risks” disclosure has been modified as follows:

“The value of your investment in a Fund changes with the values of that Fund’s investments. Many factors can affect those values. The factors that are most likely to have a material effect on a particular Fund’s portfolio as a whole are called “principal risks.” The summary section of this Prospectus indicates which of the following risks are considered “principal risks” of each Fund; however, each of the risks described below are applicable to each Fund to some degree. ~~The principal risks of each Fund are summarized in the “Summary Information About the Funds” section at the front of this Prospectus and are described in more detail in this section. Each Fund may be subject to additional risks other than those described below because, among other things, the types of investments made by each Fund can change over time. The Statement of Additional Information (the “SAI”) contains more information about the Funds, their investments and the related risks. There is no guarantee that a Fund will be able to achieve its investment objective.~~ It is possible to lose part or all of your money on an investment in the Funds.”

10.	Comment: In the section “Management of the Funds—Expense Limitations and Waivers,” please remove the sentence “After that date, the contractual agreement will be automatically extended for one year periods unless the Investment Manager provides written notice of its intention to terminate the contractual arrangement at least thirty (30) days prior to the end of a one year period.” The Staff notes that this sentence is not required by Form N-1A and does not improve the readability of the disclosure. The Staff recommends deleting the sentence or moving the sentence to the Statement of Additional Information.

Response: In response to this comment, the Trust has deleted the indicated sentence.

11.	Comment: In the final sentence of the paragraph “Management of the Funds—Expense Limitations and Waivers,” please clarify that the Board of Trustees of the Trust is the only entity with the authority to terminate the contractual expense limitation agreement on behalf of the Trust.

Response: In response to this comment, the Trust has revised the disclosure as follows (see underlined text):

After that date, the contractual agreement will be automatically extended for one year periods unless the Investment Manager provides written notice of its intention to terminate the contractual arrangement at least thirty (30) days prior to the end of a one year period. The arrangement may be terminated by the Trust, subject to approval by the Board of Trustees of the Trust, upon ninety (90) days’ written notice to the Investment Manager. ~~The arrangement may be terminated by the Board of Trustees of the Trust, subject to approval by the Board of Trustees of the Trust, upon ninety (90) days’ written notice to the Investment Manager.~~ The expense limitation arrangement may be terminated before February 28, 2017 only by the Board of Trustees.

12.	Comment: We understand that the disclosure included under “Additional Information” on page 86 of the Prospectus and page 65 of the Statement of Additional Information has been included in response to a recent court holding in the United States Court of Appeals for the Ninth Circuit. Please explain supplementally the legal basis for the apparent contention that the disclosure language can avoid creating a contract out of the prospectus between the Fund and its shareholders.

Response: The Trust respectfully submits that, under established principles of contract law and the weight of case authority, disclosure required by the Federal Securities Laws should not be seen to create a contract, implied or otherwise, irrespective of the presence of the referenced language. The referenced language was intended to disclose the Trust’s views in this regard and to disclose the Trust’s intention that the Trust’s Registration Statement required under the Federal Securities Laws not be seen as establishing a contractual agreement between the Trust and any shareholder. In this regard, the Trust respectfully notes that – unlike limitations that apply to contractual arrangements – the disclosure required by the Federal Securities Laws and substantially all of the policies described therein may be changed by the unilateral action of the Board of Trustees and without a vote of or prior notice to shareholders.

13.	Comment: In the fifth paragraph of “Frequent Purchases and Redemptions of Fund Shares,” please disclose the amount of time between buy and sell trades that would result in a restriction on purchases pursuant to the Trust’s policies and procedures that attempt to prevent abusive trading practices.

Response: The Trust respectfully declines to make any changes in response to this comment because, among other things, disclosure of that specificity may aid investors seeking to use potentially harmful short-term trading strategies avoid application of the restriction to their trading

14.	Comment: Please confirm supplementally that the Trust intends to include Financial Highlights by amendment prior to the effective date of the Registration Statement.

Response: The Trust hereby confirms that it intends to include Financial Highlights by amendment prior to the effective date of the Registration Statement.

* * * * *

We believe that this submission responds to the Staff’s comments. Please feel free to call me at (212) 596-9858 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jeremy C. Smith

Jeremy C. Smith

cc:	Paul Robinson, Ashmore Investment Management Limited

Brian Rowe, Ashmore Equities Investment Management (US) LLC

David C. Sullivan, Ropes & Gray LLP